						EXHIBIT 12.1

WISCONSIN ELECTRIC POWER COMPANY STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Six Months Ended	Twelve Months Ended

	6/30/04	6/30/04	12/31/03	12/31/02	12/31/01	12/31/00	12/31/99

		(Millions of Dollars)

Pretax Income, Net (a)	$185.1	$396.5	$406.4	$414.6	$393.4	$267.9	$329.3

Fixed Charges
Interest on Long-Term Debt (b)	43.9	88.1	88.4	91.7	102.9	105.6	99.6
Other Interest Expense	2.4	4.3	4.2	3.2	6.8	11.9	15.1
Interest Factors of Rents
Nuclear Fuel	0.5	1.2	1.4	1.9	3.3	3.9	3.5
Long-Term Purchase Power Contract (c)	12.1	23.9	23.4	22.3	21.5	21.0	20.4

Total Fixed Charges	58.9	117.5	117.4	119.1	134.5	142.4	138.6

Total Earnings	$244.0	$514.0	$523.8	$533.7	$527.9	$410.3	$467.9

Ratio of Earnings to Fixed Charges	4.1x	4.4x	4.5x	4.5x	3.9x	2.9x	3.4x

(a) Excludes undistributed equity in earnings of unconsolidated affiliates.
(b) Includes amortization of debt premium, discount and expense.
(c) Wisconsin Electric has entered into a long-term power purchase contract that is being accounted for as a capital lease.